ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«03rd» April 2008г. № 13-04-213

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

AO

Re: Surgutneftegas ~~OJSC~~ (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit Ballot paper for voting on items of the agenda of the Annual General Shareholders' Meeting of Open Joint Stock Company «Surgutneftegas».

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 628 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Moscow, Russian Federation, 101000.**

[redacted]

Enclosure: a copy of 9 pages.

Sincerely yours,

Sergey A. Fedorov

Deputy Director General
on Securities

dw 4/18

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«03» апреля 2008 г. №13-07-213

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

О направлении бюллетеня
для голосования
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам бюллетень для голосования по вопросам повестки дня годового общего собрания акционеров открытого акционерного общества «Сургутнефтегаз».

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 628 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 9 л. в 1 экз.

С уважением,

Заместитель генерального
директора по ценным бумагам С.А.Федоров

Колесникова
(7 3462) 42 65 02

BALLOT PAPER No. 1
for voting on items of the agenda of
the Annual General Shareholders' Meeting
of Open Joint Stock Company "Surgutneftegas"
(OJSC "Surgutneftegas")

individual electronic code   bar code

No. of a shareholder in the list of persons entitled to participate in the Meeting

location of the Company	- Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1
venue of the Meeting	- Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Gubkina, 13
date of the Meeting	- April "30", 2008
time of the Meeting	- 10 a.m. local time
form of the Meeting	- meeting

Item 1: "Approval of OJSC "Surgutneftegas" annual report for 2007"			
The proposed resolution: "To approve OJSC "Surgutneftegas" annual report for 2007".			
Variant of Voting	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the record date and (or) in accordance with instructions of holders of depositary securities.

Item 2: "Approval of OJSC "Surgutneftegas" annual accounting statements, including profit and loss statements for 2007".			
The proposed resolution: "To approve annual accounting statements of OJSC "Surgutneftegas", including profit and loss statement for 2007".			
Variant of Voting	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the record date and (or) in accordance with instructions of holders of depositary securities.

Item 3: “Approval of distribution of profit (loss) of OJSC “Surgutneftegas” for 2007, including the dividend payment (declaration), approval of the size, of the form, of the schedule, and of the procedure of dividend payment on shares of each category”.			
The proposed resolution: “To approve the distribution of profit (loss) of OJSC “Surgutneftegas” for 2007. To declare dividend payment for 2007: for a preferred share of OJSC “Surgutneftegas” – 0,82 rubles, for an ordinary share of OJSC “Surgutneftegas” – 0,6 rubles; dividend payment shall be carried out in accordance with the procedure recommended by the Board of Directors. The date when dividend payment is commenced is May 15, 2008. The date when dividend payment is terminated is June 30, 2008.”			
Variant of Voting	“FOR”	“AGAINST”	“ABSTAINING”
Please, put down the number of votes and your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the record date and (or) in accordance with instructions of holders of depositary securities.

The shareholder’s (proxy’s) signature ______________________________

The data of the Power of Attorney: ______________________________
No., the date of issue

Note:

When voting on the items in the ballot paper, leave only one variant except if voting as directed by persons who acquired shares after the record date and (or) as directed by holders of depositary securities, and cross out all the other variants.

If more than one variant is chosen, then the quantity of votes cast for the corresponding variant is to be shown in the boxes where the quantity of votes cast for each variant should be indicated. A note stating that voting has been carried out as directed by those who acquired shares which were transferred after the record date and (or) as directed by holders of depositary securities should be made.

A person who votes by proxy in regard to the shares transferred after the record date shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant. A note stating that a person votes by proxy in regard to the shares transferred after the record date should be made.

If not all shares were transferred after the record date, a voter shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant and make a note stating that some shares were transferred after the record date. If the directions of those who acquired shares which were transferred after the record date in regard of such shares coincide with the chosen variant, such votes are added up.

The ballot paper shall be signed by the shareholder (proxy). The ballot paper without a signature is to be considered invalid.

The ballot paper with one or several items put to the vote that have been completed incorrectly is not considered invalid as a whole.

If a shareholder intends to vote at the General Meeting personally or to assign his/her proxy (acting on the grounds of the Power of Attorney), the shareholder shall carry (hand over to the proxy) a ballot paper received.

A completed ballot paper can either be sent by mail or handed over personally at the address: ZAO “Surgutinvestneft”, ul. Entuziastov, 52/1, Surgut, Tyumenskaya Oblast, Russian Federation, 628415, ballot papers are accepted each working day from 9 a.m. till 12:30 p.m. and from 2 p.m. till 5 p.m. The deadline for ballot papers is April 27, 2008 inclusive.

If voting is by proxy through sending the ballot paper to the Company, the ballot paper shall be accompanied by the Power of Attorney under which the proxy acts; the Power of Attorney shall be executed in compliance with the Federal Law of the RF “On Joint Stock Companies”, Article 57, Item 1.

BALLOT PAPER No. 2
for voting on items of the agenda of
the Annual General Shareholders' Meeting
of Open Joint Stock Company "Surgutneftegas"
(OJSC "Surgutneftegas")

individual electronic code | bar code

No. of a shareholder in the list of persons entitled to participate in the Meeting

location of the Company	- Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1
venue of the Meeting	- Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Gubkina, 13
date of the Meeting	- April "30", 2008
time of the Meeting	- 10 a.m. local time
form of the Meeting	- meeting

Item 4: "Election of members of OJSC "Surgutneftegas" Board of Directors"			
The proposed resolution: To elect the following persons to the Board of Directors:			
Last, first, middle name of a candidate	"FOR" Please, put down the number of votes cast for each candidate	"AGAINST" Please, put down the number of votes cast for this variant of voting*	"ABSTAINING" Please, put down the number of votes cast for this variant of voting*
1. Ananiev Sergei Alekseevich			
2. Bogdanov Vladimir Leonidovich			
3. Bulanov Alexander Nikolaevich			
4. Gorbunov Igor Nikolaevich			
5. Druchinin Vladislav Egorovich			
6. Egorov Oleg Yurievich			
7. Erokhin Vladimir Petrovich			
8. Matveev Nikolai Ivanovich			
9. Medvedev Nikolai Yakovlevich			
10. Rezyapov Alexander Filippovich			
Total: (the quantity of voting shares multiplied by 9)			
Please, put down your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the record date and (or) in accordance with instructions of holders of depositary securities.

The shareholder's (proxy's) signature ______________________________

The data of the Power of Attorney: ______________________________
No., the date of issue

Note:

When voting on the items in the ballot paper, leave only one variant except if voting as directed by persons who acquired shares after the record date and (or) as directed by holders of depositary securities, and cross out all the other variants.

The Board of Directors of OJSC "Surgutneftegas" consists of 9 members. Since the voting on the item is cumulative, you need to multiply the quantity of voting shares you hold by 9. You can either distribute in any proportion the quantity of votes you got among two or more candidates to the Board of Directors listed in the ballot paper, or cast all the votes for one of the candidates. The fractional part of the vote that is the product of the quantity of a fractional share holder's votes and the number of persons to be elected to the Company's Board of Directors may be cast for one candidate only.

If more than one variant is chosen, then the quantity of votes cast for the corresponding variant is to be shown in the boxes where the quantity of votes cast for each variant should be indicated. A note stating that voting has been carried out as directed by those who acquired shares which were transferred after the record date, and (or) as directed by holders of depositary securities should be made in the boxes for a voter's notes corresponding to this variant.

The quantity of votes in the column "total" shall be equal to the sum of votes across the above-mentioned lines of the table on all variants.

A person who votes by proxy in regard to the shares transferred after the record date shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant. A note stating that a person votes by proxy in regard to the shares transferred after the record date should be made in the box for a voter's notes corresponding to this variant.

If not all shares were transferred after the record date, a voter shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant and make a note stating that some shares were transferred after the record date in the box for a voter's notes corresponding to this variant. If the directions of those who acquired shares which were transferred after the record date in regard of such shares coincide with the chosen variant, such votes are added up.

The ballot paper shall be signed by the shareholder (proxy). The ballot paper incorrectly completed and (or) the one without a signature is to be considered invalid.

If a shareholder intends to vote at the General Meeting personally or to assign his/her proxy (acting on the grounds of the Power of Attorney), the shareholder shall carry (hand over to the proxy) a ballot paper received.

A completed ballot paper can either be sent by mail or handed over

personally at the address: ZAO "Surgutinvestneft", ul. Entuziastov, 52/1, Surgut, Tyumenskaya Oblast, Russian Federation, 628415, ballot papers are accepted each working day from 9 a.m. till 12:30 p.m. and from 2 p.m. to 5 p.m. The deadline for ballot papers is April 27, 2008 inclusive.

If voting is by proxy through sending the ballot paper to the Company, the ballot paper shall be accompanied by the Power of Attorney under which the proxy acts; the Power of Attorney shall be executed in compliance with the Federal Law of the RF "On Joint Stock Companies", Article 57, Item 1.

BALLOT PAPER No. 3
for voting on items of the agenda of
the Annual General Shareholders' Meeting
of Open Joint Stock Company "Surgutneftegas"
(OJSC "Surgutneftegas")

individual electronic code | bar code

No. of a shareholder in the list of persons entitled to participate in the Meeting

location of the Company	- Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1
venue of the Meeting	- Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Gubkina, 13
date of the Meeting	- April "30", 2008
time of the Meeting	- 10 a.m., local time
form of the Meeting	- meeting

Item 5: "Election of members of OJSC "Surgutneftegas" Auditing Committee			
The proposed resolution: "To elect the following persons to the Auditing Committee of OJSC "Surgutneftegas":			
5.1 Komarova Valentina Panteleevna	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			
5.2 Oleynik Tamara Fedorovna	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			
5.3 Pozdnyakova Vera Aleksandrovna	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled out if the voting is conducted in accordance with instructions of persons who acquired shares after the record date and (or) in accordance with instructions of holders of depositary securities

Item 6: "Approval of the Auditor of OJSC "Surgutneftegas"			
The proposed resolution: "To approve Limited Liability Company "Rosekspertiza" as the Auditor of OJSC "Surgutneftegas" for 2008".			
Variant of Voting	"FOR"	"AGAINST"	"ABSTAINING"

Please, put down the number of votes and your notes*			

- This is filled out if the voting is conducted in accordance with instructions of persons who acquired shares after the record date and (or) in accordance with instructions of holders of depositary securities.

Item 7: "Approval of transactions with an interested party which may be conducted by OJSC "Surgutneftegas" in the course of general business activity (in compliance with the Federal Law of the RF "On Joint Stock Companies", Article 83, Item 6)			
The proposed resolution: "To approve transactions which may be conducted in the future between OJSC "Surgutneftegas" and its affiliated parties in the course of general business activity of OJSC "Surgutneftegas", provided that the above-mentioned transactions comply with the following requirements: the transaction is aimed at performing the types of activities stipulated by the Charter of OJSC "Surgutneftegas", and the amount of transaction is within the amount of the transaction the individual executive body of OJSC "Surgutneftegas" is entitled to perform in compliance with the Federal Law "On Joint Stock Companies". This resolution remains valid till the OJSC "Surgutneftegas" Annual General Shareholders' Meeting for 2008".			
Variant of Voting	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the record date and (or) in accordance with instructions of holders of depositary securities

The shareholder's (proxy's) signature ______________________________

The data of the Power of Attorney: ______________________________
No., the date of issue

Note:

When voting on the items in the ballot paper, leave only one variant except if voting as directed by persons who acquired shares after the record date and (or) as directed by holders of depositary securities, and cross out all the other variants.

If more than one variant is chosen, then the quantity of votes cast for the corresponding variant is to be shown in the boxes where the quantity of votes cast for each variant should be indicated. A note stating that voting has been carried out as directed by those who acquired shares which were transferred after the record date and (or) as directed by holders of depositary securities should be made.

A person who votes by proxy in regard to the shares transferred after the record date shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant. A note stating that a person votes by proxy in regard to the shares transferred after the record date should be made.

If not all shares were transferred after the record date, a voter shall indicate the quantity of votes cast for the chosen variant in the box opposite the chosen variant and make a note stating that some shares were transferred after the record date. If the directions of those who acquired shares which were transferred after the record date in regard of such shares coincide with the chosen variant, such votes are added up.

The ballot paper shall be signed by the shareholder (proxy). The ballot paper without a signature is to be considered invalid.

The ballot paper with one or several items put to the vote that have been completed incorrectly is not considered invalid as a whole.

If a shareholder intends to vote at the General Meeting personally or to assign his/her proxy (acting on the grounds of the Power of Attorney), the shareholder shall carry (hand over to the proxy) a ballot paper received.

A completed ballot paper can either be sent by mail or handed over personally at the address: ZAO "Surgutinvestneft", ul. Entuziastov, 52/1, Surgut, Tyumenskaya Oblast, Russian Federation, 628415, ballot papers are accepted each working day from 9 a.m. till 12:30 p.m. and from 2 p.m. till 5 p.m. The deadline for ballot papers is April 27, 2008 inclusive.

If voting is by proxy through sending the ballot paper to the Company, the ballot paper shall be accompanied by the Power of Attorney under which the proxy acts; the Power of Attorney shall be executed in compliance with the Federal Law of the RF "On Joint Stock Companies", Article 57, Item 1.

END